Filed by PlainsCapital Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PlainsCapital Corporation

(Commission File No. 333-182513)

The following is a memorandum sent to new participants in the Plains Capital Corporation Employees’ Stock Ownership Plan beginning on July 27, 2012:

Plains Capital Employees’ Stock Ownership Plan (ESOP) Contributions

You may have been told when you joined PlainsCapital that you would be eligible to participate in an ESOP (Employee Stock Ownership Plan). The Plains Capital ESOP is not a plan that you enroll in, like a traditional 401(k) plan. You are automatically “enrolled” in the ESOP by virtue of your employment with a participating PlainsCapital company. Every year PlainsCapital makes a contribution to the ESOP for eligible employees in the form of shares of company stock. PlainsCapital has completed allocating shares of company stock to employees in their individual ESOP accounts. This Q&A is intended to provide some basic information on how the ESOP works, and how it benefits our employees. Enclosed in this packet is also your ESOP account statement, which shows how many shares of stock you are allocated, and the current value of those shares.

ESOP QUESTIONS & ANSWERS

What is an ESOP?

An ESOP is similar to a retirement plan, except that instead of owning stocks and bonds of outside companies – like most retirement plans – the ESOP owns shares of original common stock of PlainsCapital Corporation. An ESOP is a type of retirement plan that buys part of a company on behalf of eligible employees. The ESOP holds the company stock in individual accounts that are set up for each eligible participant. Participants receive the value of their accounts after they retire or leave the company, according to the rules that are explained in more detail in the ESOP legal documents.

What is “stock”? What are “shares”?

“Stock” is ownership of a company. A “share” of stock represents ownership of a portion of a company. An employee that owns stock owns a piece of the company. For example, if there are total of 100 shares, and you own five shares, you own five percent of the company. Today, the ESOP owns approximately 5.25% of the total shares of PlainsCapital stock.

How does the ESOP work?

Upon formation of the ESOP, PlainsCapital issued and sold approximately 2% of total shares of PlainsCapital stock to the ESOP for approximately $6 million. These shares of PlainsCapital stock are held in a “suspense account” until they are released and allocated to participant accounts each year.

Who are eligible employees that participate in the ESOP?

Employees must complete ninety (90) days of employment before they are eligible to participate and receive ESOP contributions for the year. You must also be employed by PlainsCapital on the last day of the calendar year to receive an ESOP contribution. Please note that annual participation in the ESOP is discretionary among each PlainsCapital company. Just because a company elects to make a contribution in one year does not mean that the company will elect to make a contribution in any subsequent year.

How and when do I get a contribution to the ESOP?

If the PlainsCapital company that you work for elects to make a contribution to the ESOP for the calendar year, then as of the end of the calendar year your account will be credited with your share of company contributions for the year, and your share of the net income or loss of the shares of stock in the ESOP. Your contribution should be equivalent to approximately 4.15% of your eligible compensation in shares and cash, minus any qualified administrative ESOP plan expenses. Qualified administrative ESOP plan expenses are allocated among all participant accounts on a pro-rata basis.

How much stock could a typical participant receive?

Each eligible participant will receive a portion of the total ESOP shares allocated during the year based on his/her compensation (wages/salary).

For example:

Let’s say total payroll of participating PlainsCapital employers was $30 million in the year 2011. If an individual participant earned $30,000 in 2011, that individual would receive about .1% of the shares that are allocated that year ($30,000/$30,000,000 = .1% of total shares). Let’s say the total number of shares paid for and allocated by the ESOP for 2011 in this example is 10,000 shares. So, this individual would receive an allocation of about 10 shares into his or her ESOP account as of the end of 2011 (.1%*10,000 shares = 10 shares).

How much any individual’s account will be worth in the future depends on how well the company performs and the value of the company’s stock. Participants may receive an allocation of shares of PlainsCapital stock in their ESOP accounts each year, and the future value of these shares depends on the future value of PlainsCapital as a company. If PlainsCapital is sold or merges with another company, that transaction may impact the value of your ESOP account. Please see the Q&A below “What is the impact of the announced merger with Hilltop?” for additional information.

You are not permitted to buy extra ESOP stock, and you are not allowed to contribute cash to the ESOP. The ESOP stock is paid for by annual discretionary contributions by participating PlainsCapital employers.

What is “vesting”? What are “vesting” rules for the ESOP?

Once shares are allocated to your account, you have to earn the right to keep them. This right is called “vesting”. Vesting works like a “hold” on your account; if you leave PlainsCapital before your ESOP benefits are vested, you will forfeit some or all of your benefits.

In general, a vesting year of service is each 365-day period of service beginning with the date of your employment with PlainsCapital. Each year of service allows you to “own” a greater portion of the balance of your ESOP.

The vesting schedule is as follows:

Years of Service	Portion Vested
1	20%
2	40%
3	60%
4	80%
5	100%

When will you actually receive benefits from the ESOP?

In general, you will not receive any payments from the ESOP while you are still employed at PlainsCapital. Please note that each participant will be eligible for an ESOP distribution the calendar year after the calendar year that they terminate employment with PlainsCapital. Distribution forms will automatically be sent to participants the calendar year following the calendar year that a participant terminates employment. ESOP participants who leave PlainsCapital for reasons of death, disability or retirement are eligible for a distribution the same calendar year in which they terminate employment.

For detailed information on cash-out/rollover options, please refer to the enclosed Summary Plan Description.

How much will your ESOP be worth? How is the share price determined?

PlainsCapital is not a “publicly traded” company like IBM or GM. PlainsCapital shares are not available from a broker, the stock is not listed in the financial pages of the newspaper, and there is no established “market price” for PlainsCapital shares. In these circumstances, federal law requires an independent appraiser who works for the ESOP Trustee (not for the company) to determine “fair market value” of the shares.

By law, an independent appraiser must value the PlainsCapital stock in the ESOP at least once per year. All participants will receive one annual statement sent to their home address.

As further described in the Q&A below, “What is the impact of the announced merger with Hilltop?”, if the Merger (as defined below) of PlainsCapital and Hilltop Holdings Inc. (“Hilltop”) is completed, all shares of PlainsCapital stock, including those held in your ESOP account, will be exchanged for cash and shares of common stock of Hilltop, a publicly traded company (“Hilltop Stock”). Following the completion of the Merger, the shares of Hilltop Stock in your ESOP account may increase or decrease in value based on the trading price of Hilltop Stock.

How does the ESOP impact the 401(k) Plan?

The ESOP is a completely separate plan from the 401(k) Plan and has no impact on the 401(k) Plan. Your personal contributions to our 401(k) Plan and any employer matching contributions to the 401(k) Plan are held separately by a different record keeper.

How will I receive my ESOP account statement every year?

You will receive a hard copy ESOP statement every year, once per year, mailed to your home address. In addition, you may view your current and past ESOP statements via the website for the ESOP’s record keeper, Crowe Horwath, at any time. Please look for a separate website instructional guide enclosed with this packet.

What is the impact of the announced merger with Hilltop?

As described in a press release dated May 9, 2012, PlainsCapital has entered into an Agreement and Plan of Merger with Hilltop, dated as of May 8, 2012, pursuant to which, if the transaction is completed, PlainsCapital will merge with and into a wholly-owned subsidiary of Hilltop (the “Merger”). The completion of the Merger is subject to the satisfaction of a number of conditions, including regulatory approval and shareholder approval. If the Merger is completed, all shares of PlainsCapital stock, including those held in your ESOP account, will be exchanged for cash and shares of Hilltop Stock. Following the completion of the Merger, the shares of Hilltop Stock in your ESOP account may increase or decrease in value based on the trading price of Hilltop Stock. The potential timing for completion of the Merger cannot be determined with certainty at this time. More information on the Merger (including any publicly filed information) will be posted at www.plainscapital.com as such information becomes available.

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Hilltop’s or the Company’s actual results, performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and none of Hilltop, the Company nor their affiliates assumes any duty to update forward-looking statements. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “plan,” “will,” “would” and other similar expressions are intended to identify these forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of the Company’s earnings, broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company operates; (iv) the ability to promptly and effectively integrate the businesses of Hilltop and the Company; (v) the reaction of the companies’ customers, employees and counterparties to the transaction; and (vi) diversion of management time on merger-related issues. For more information, see the risk factors described in each of Hilltop’s and the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

In connection with the proposed transaction, Hilltop has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Hilltop and the Company that also constitutes a prospectus of Hilltop, and the definitive joint proxy statement/prospectus will be mailed to shareholders of the Company and Hilltop. Hilltop and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Hilltop and the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC are available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Hilltop Investor Relations at (214) 855-2177. Copies of the documents filed by the Company with the SEC are available free of charge on the Company’s website at www.plainscapital.com or by contacting the Company’s Investor Relations at (214) 252-4155.

Participants in the Solicitation

Hilltop and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 9, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2012. You can find information about the Company’s executive officers and directors in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 3, 2012. Additional information regarding the interests of such potential participants will be included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop or the Company using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This ESOP Q&A provides a brief overview of certain portions of the ESOP as in effect on May 15, 2012, and is not a part of the official ESOP plan document or summary plan description (“SPD”). If there is any conflict between this ESOP Q&A document and the official ESOP plan document or SPD, the provisions in the official ESOP plan document or SPD, as applicable, will govern. To request a copy of the official ESOP plan document and/or SPD, please contact Corporate Human Resources at 214.252.4100.